UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934



EXPERTELLIGENCE, INC.
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(Name of Issuer)

COMMON STOCK
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(Title of Class of Securities)

302132204
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(CUSIP Number)


Robert W. Reali
25 East Ortega Street
Santa Barbara, CA 93101
(805) 962-2558
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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

January 12, 2000
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is
filing this schedule because of   240.13d-1(e), 240.13d-1(f), or
240.13d-1(g), check the following box  [  ].

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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CUSIP No. 302132204	                                   Page 2 of 5 Pages
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1	NAME OF REPORTING PERSON
IRS Identification Nos. of Above Persons (Entities Only)

Van Beurden Family Partnership, a California limited partnership
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        b) [X]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
    ITEMS 2(d) or 2(e)

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
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                       7   SOLE VOTING POWER

                           250,000
     NUMBER OF          ------------------------------------------------
     SHARES            8   SHARED VOTING POWER
     BENEFICIALLY
     OWNED BY              None
     EACH             -----------------------------------------------------
     REPORTING         9   SOLE DISPOSITIVE POWER
     PERSON
     WITH                  250,000
                      -----------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           None

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,000
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.20%
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14  TYPE OF REPORTING PERSON

PN
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SCHEDULE 13D
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CUSIP No. 302132204	                                  Page 3 of 5 Pages
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1	NAME OF REPORTING PERSON
IRS Identification Nos. of Above Persons (Entities Only)

William Van Beurden, as General Partner of the Van Beurden Family Partnership,
a California limited partnership
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
 ITEMS 2(d) or 2(e)

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
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	                      7   SOLE VOTING POWER

                                250,000
         NUMBER OF          -----------------------------------------------
          SHARES            8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                None
           EACH             ---------------------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON
           WITH                  250,000
                            ---------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                 None
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,000
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.20%
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14  TYPE OF REPORTING PERSON

IN
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SCHEDULE 13D

This Schedule 13D is jointly filed by the Van Beurden Family Partnership, a California limited partnership which is the record owner of the shares covered by this Schedule, and Mr. William Van Beurden, the sole General Partner of the Partnership. By reason of being the General Partner of the Partnership, Mr. Van Beurden is deemed to be the beneficial owner of the shares held of record by the Partnership.

Item 1.   Security and Issuer.

Common Stock of ExperTelligence, Inc., a California corporation
("ExperTelligence"), whose principal executive offices are located at 25 East Ortega Street, Santa Barbara, California 93101.

Item 2.   Identity and Background.

(a) The shares of Common Stock of the Company with respect to which this
Schedule 13D is being filed are owned of record by Van Beurden Family Partnership, a California limited partnership (the "Partnership"). Mr. William Van Beurden is the sole General Partner of the Partnership.

(b) The business address of the Partnership is 1600 Draper, Kingsburg, California 93631. Mr. Van Beurden's business address is 1600 Draper, Kingsburg, California 93631.

(c) The principal business of the Partnership is general investment activities. Mr. Van Beurden's principal occupation is insurance broker.

(d) During the last five years, neither the Partnership nor Mr. Van Beurden has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, neither the Partnership nor Mr. Van Beurden was a party to any proceeding nor is or was subject to any judgment, decree or final order of the type described in paragraph (e) of Item 2 of the Instructions.

(f) The Partnership is organized under the laws of the State of California. Mr. Van Beurden is a citizen of the United States.

Disclaimer

Mr. Van Beurden disclaims any beneficial ownership of the shares of Common Stock owned of record by the Partnership. Further, each of the Partnership and Mr. Van Beurden expressly disaffirms and disclaims membership in any group of persons who have acted or have agreed to act together for the purposes of acquiring, holding, voting or disposing of any of the shares of Common Stock described in this Schedule.

Item 3.   Source and Amount of Funds or Other Consideration.

The Partnership paid a total purchase price of $1,000,000 for its acquisition of the shares of Common Stock covered by this Schedule. The purchase price was paid from the Partnership's working capital funds.

Item 4.   Purpose of Transaction.

The Partnership acquired the shares of Common Stock covered by this Schedule for purposes of its investment in ExperTelligence. The Partnership has no present plans which relate to or would result in any transaction of the type described in any of clauses (a) through (j) of Item 4 of the Instructions.

Item 5.   Interest in Securities of the Issuer.

(a) The Partnership is the sole record owner and, except as described in the following sentence, beneficial owner of the 250,000 shares of Common
Stock described in this Schedule, which shares constitute approximately
13.20% of the outstanding shares of Common Stock of ExperTelligence.
Mr. Van Beurden, as the sole General Partner of the Partnership, is the sole beneficial owner of the 250,000 shares of Common Stock owned of record by the Partnership and described in this Schedule.

(b) The Partnership has the sole power to vote the 250,000 shares of Common Stock described in this Schedule. Mr. Van Beurden, as the sole General Partner of the Partnership, has the sole power to vote, on behalf of the Partnership, the 250,000 shares of Common Stock owned of record by the Partnership and described in this Schedule.

(c)   None.

(d)   None.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.   Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: January ____, 2000
Van Beurden Family Partnership,
	a California limited partnership

By:____________________________________________
William Van Beurden, General Partner

Date: January ____, 2000

 ____________________________________________
	William Van Beurden

CONSENT TO JOINT FILING OF SCHEDULE 13D

Each of the undersigned consents and agrees to the filing of a Joint Statement on Schedule 13D pursuant to Rule 13d-1(k)(iii) pertaining to the shares of Common Stock of ExperTelligence, Inc. held of record by the Van Beurden Family Partnership, a California limited partnership.




Date: January ____, 2000
Van Beurden Family Partnership,
	a California limited partnership

By:____________________________________________
William Van Beurden, General Partner

Date: January ____, 2000

 ________________________________________
	William Van Beurden